UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (“Navigator” or the “Company”) announced on October 26, 2023, the following changes to its board of directors (the “Board”):

•

With effect from November 15, 2023, Mr. David Kenwright, the Company’s longest serving independent director, who joined the Board in March 2007 and served as Chair of the Company’s Nomination and Remuneration Committees, contributing significantly to both, as well as being a committed member of the Company’s Audit Committee, will resign as a director of the Board, after 16 years of dedicated service;

•	With effect from October 26, 2023, Ms. Janette Marx will join Navigator’s Board as a non-executive director.

Ms. Marx has significant business experience, with 25 years in the human resources and recruitment industry and is currently the Chief Executive Officer of private equity backed Airswift Group. Prior to joining Airswift Group in June, 2014, Ms. Marx spent 19 years at Adecco Group, where she ran the technical, engineering, medical and science divisions, as well as overseeing the integration of the Adecco Group finance business lines after the acquisition of MPS Group. Ms. Marx is a member of the board of directors of the American Staffing Association, Junior Achievement, CEO’s Against Cancer, Greater Houston Women’s Chamber of Commerce, and Chair of Houston’s Bauer School of Business’ Business Engagement Committee. Ms. Marx holds a Bachelor of Science in Business Management and an MBA from Duke University’s Fuqua School of Business.

With these changes, the Company’s Board has increased from seven to eight members, until November 15, 2023, the effective date of Mr. Kenwright’s resignation, upon which the size of the Company’s Board will decrease from eight to seven members. Mr. Kenwright’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The information contained under this Item 1 of this Report Form 6-K is hereby incorporated by reference into each of the Company’s Registration Statements on Form S-8 (Registration No. 333-197321) filed with the Securities and Exchange Commission on July 9, 2014 and Registration Statement on Form F-3 (Registration No. 333-272980), filed with the Securities and Exchange Commission on June 28, 2023, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated October 26, 2023

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd., dated October 26, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 27, 2023	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary